UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 16, 2026

Kenvue Inc.
 (Exact name of registrant as specified in its charter)

Delaware	001-41697	88-1032011
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Kenvue Way Summit, New Jersey	07901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 874-1200

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	KVUE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on November 2, 2025, Kenvue Inc., a Delaware corporation (“Kenvue”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kimberly-Clark Corporation, a Delaware corporation (“K-C”), Vesta Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of K-C (“First Merger Sub”), and Vesta Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of K-C (“Second Merger Sub”), pursuant to which, among other things, (i) First Merger Sub will merge with and into Kenvue (the “First Merger”), with Kenvue surviving as a direct wholly owned subsidiary of K-C (the “Initial Surviving Company”), and (ii) immediately following the First Merger, and as part of the same overall transaction as the First Merger, the Initial Surviving Company will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a direct wholly owned subsidiary of K-C.

In connection with the Mergers, on December 4, 2025, K-C filed a registration statement on Form S-4 (File No. 333-291928) (as amended on December 12, 2025, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). On December 16, 2025, the Registration Statement was declared effective by the SEC. Also on December 16, 2025, Kenvue and K-C each filed a definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC for the solicitation of proxies in connection with (i) the special meeting of Kenvue stockholders to be held on January 29, 2026 and (ii) the special meeting of K-C stockholders to be held on January 29, 2026, in each case, to vote upon matters necessary to complete the Mergers and the other transactions contemplated by the Merger Agreement.

A complaint has been filed in the United States District Court Eastern District of Wisconsin (the “Wisconsin Stockholder Litigation”) by a purported Kenvue stockholder styled Steinbrecher v. Kenvue Inc. et al., Case No. 25-cv-1923 (filed December 8, 2025), against Kenvue and members of the Kenvue board of directors (the “Kenvue board”) relating to the Mergers, alleging, among other things, that the preliminary joint proxy statement/prospectus filed by K-C with the SEC on December 4, 2025 omitted certain material information and asserting claims for violation of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act. In addition, a complaint has been filed in the Superior Court of New Jersey, Union County (the “New Jersey Stockholder Litigation”) by a purported Kenvue stockholder styled Bass v. Allison, Jr., et al., UNNC000001-26 (filed January 1, 2026), against Kenvue, members of the Kenvue board and K-C relating to the Mergers, alleging, among other things, that the Joint Proxy Statement/Prospectus omitted certain material information and asserting claims for violation of the New Jersey Uniform Securities Law and negligent misrepresentation and concealment and negligence in violation of New Jersey common law. Further, two complaints have been filed in the Supreme Court of the State of New York (together with the Wisconsin Stockholder Litigation and the New Jersey Stockholder Litigation, the “Kenvue Complaints”) by purported Kenvue stockholders styled Jones v. Kenvue Inc. et al., Index No. 650124/2026 (filed January 7, 2026) and Kent v. Kenvue Inc. et al., Index No. 650178/2026 (filed January 8, 2026), against Kenvue and members of the Kenvue board relating to the Mergers, alleging, among other things, that the Joint Proxy Statement/Prospectus omitted certain material information and asserting claims for negligent misrepresentation and concealment and negligence in violation of New York law. The Kenvue Complaints generally seek, among other things, (i) to enjoin the Kenvue stockholder vote or the Mergers until defendants make corrective disclosures and (ii) attorneys’ fees and other litigation costs. Additionally, Kenvue has received certain demand letters from purported Kenvue stockholders generally alleging material omissions or misstatements in the disclosures in the preliminary joint proxy statement/prospectus filed by K-C with the SEC on December 4, 2025 or the Joint Proxy Statement/Prospectus and demanding that Kenvue file corrective disclosures prior to the special meeting of Kenvue stockholders.

Separately, a complaint has been filed in the Court of Chancery of the State of Delaware by a purported stockholder of K-C (the “K-C Complaint”), on behalf of himself and a class of all similarly situated stockholders of K-C, styled Reese v. Burwell, et al., Case No. 2025-1493 (filed December 29, 2025), against members of the board of directors of K-C, with K-C as nominal defendant. The K-C Complaint alleges, among other things, that the defendants breached their fiduciary duties by failing to disclose all material information necessary to allow K-C stockholders to make a fully informed decision whether to vote in favor of the Mergers. The K-C Complaint seeks, among other things, (i) to enjoin K-C’s stockholder meeting to consider the Mergers unless and until the defendants have acted in accordance with their fiduciary duties, (ii) to find the defendants liable for breaching their fiduciary duties owed to the class, (iii) to certify the proposed class and (iv) attorneys’ fees and other litigation costs. In addition, K-C has received certain demand letters from purported K-C stockholders generally alleging material omissions or misstatements in the disclosures in the Joint Proxy Statement/Prospectus and demanding that K-C file corrective disclosures prior to the special meeting of K-C stockholders.

In order to avoid the risk of delaying or otherwise adversely affecting the consummation of the Mergers and to minimize the expense and distraction of defending such actions, Kenvue hereby voluntarily amends and supplements the Joint Proxy Statement/Prospectus as set forth in this Current Report on Form 8-K (this “Current Report”). Nothing in the supplemental disclosures set forth below should be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

It is possible that additional, similar complaints may be filed, that the complaints described above may be amended or that additional demand letters will be received by Kenvue and/or K-C. If this occurs, Kenvue does not intend to announce the filing or receipt of each additional, similar complaint or demand letter or any amended complaint unless required by law.

The Kenvue board continues to unanimously recommend that Kenvue stockholders vote “FOR” the Kenvue merger proposal, “FOR” the Kenvue advisory compensation proposal and “FOR” the Kenvue adjournment proposal, each as defined and described in the Joint Proxy Statement/Prospectus.

* * * * * * * * * * * *

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

The following disclosures in this Current Report supplement the disclosures contained in the Joint Proxy Statement/Prospectus and should be read in conjunction with the disclosures contained in the Joint Proxy Statement/Prospectus, which in turn should be read in its entirety. All page references are to the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Joint Proxy Statement/Prospectus.

The disclosure that is under the heading “The Mergers—Background of the Mergers” is hereby supplemented by adding the underlined disclosure under that heading on page 59 of the Joint Proxy Statement/Prospectus:

On June 30, 2025, the Kenvue board unanimously adopted resolutions (i) establishing a strategic review committee of the Kenvue board (the “committee”), composed of Richard Allison, Jr., Melanie Healey (who was appointed chair of the committee), Kirk Perry, Vasant Prabhu and Jeffrey Smith, to facilitate the efficient evaluation of potential strategic alternatives and (ii) delegating to the committee the authority to, among other things, (A) review, analyze, evaluate and determine the advisability of any potential strategic alternative with the assistance of Kenvue management and external advisors, (B) oversee Kenvue management’s preparation of materials and presentations for the Kenvue board in connection with its review, analysis and evaluation of any potential strategic alternative and (C) provide periodic reports to the Kenvue board to keep the Kenvue board informed with respect to any material developments relating to the strategic review process. The committee was formed for convenience, not on the basis of any conflict of interest, to facilitate the Kenvue board’s review of potential strategic alternatives. From this point, until the merger agreement was executed, the committee met regularly to discuss related matters, including on the dates mentioned herein.

The disclosure that is under the heading “The Mergers—Background of the Mergers” is hereby supplemented by adding the underlined disclosure under that heading on pages 62-63 of the Joint Proxy Statement/Prospectus:

On August 16, 2025, in order to facilitate further discussions and the sharing of non-public information to conduct due diligence, Kenvue and K-C executed a customary mutual non-disclosure agreement, which did not contain a “don’t ask, don’t waive” provision but did contain customary mutual “standstill” provisions that did not prohibit either party from making confidential proposals to the other party’s board or chief executive officer and automatically terminate upon the entry by Kenvue or K-C, as applicable, into a qualifying definitive transaction agreement with a third party, in addition to other customary provisions. Neither Kenvue nor K-C executed non-disclosure agreements with any other party in connection with Kenvue’s announced strategic review process or any alternative business combination transaction.

The disclosure that is under the heading “The Mergers—Background of the Mergers” is hereby supplemented by adding the underlined disclosure under that heading on page 65 of the Joint Proxy Statement/Prospectus:

Also on September 9, 2025, K-C engaged independent outside legal counsel Gibson Dunn & Crutcher LLP (“Gibson”) to assist K-C and the K-C board with respect to their due diligence investigation of Kenvue product liability matters. Gibson was engaged for their qualifications, reputation and experience with respect to litigation and products liability matters and in light of Kirkland’s ongoing representation, through a separate and walled off team of product liability litigators at Kirkland, of Kenvue and certain of its former affiliates on various product liability litigation, which was disclosed to the K-C board and management team. Representatives of Kirkland further disclosed to the K-C board and management team that Kenvue accounted for less than 1.0% of Kirkland’s aggregate revenue for calendar year 2025 (and as of the date of this joint proxy statement/prospectus, Kenvue also accounted for less than 1.0% of Kirkland’s aggregate revenue over the preceding 12-month period).

The disclosure that is under the heading “The Mergers—Opinions of K-C’s Financial Advisors—Opinion of J.P. Morgan Securities LLC—Miscellaneous” is hereby supplemented by adding the underlined disclosure and deleting the text that is struck through under that heading on pages 87-88 of the Joint Proxy Statement/Prospectus:

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial and investment-banking relationships with K-C for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint lead bookrunner on a credit facility in May 2025. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial and investment-banking relationships with Kenvue and/or its current or former affiliates for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on an offering of equity securities in May 2024 and as passive bookrunner on an offering of debt securities in February 2025. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Kenvue, for which it receives customary compensation or other financial benefits. During the two years preceding the date of J.P. Morgan’s opinion, the aggregate fees recognized by J.P. Morgan from Kenvue and/or its current or former affiliates were approximately $24.0 million and the aggregate fees recognized from K-C were approximately $11.0 million. J.P. Morgan anticipates that J.P. Morgan and its affiliates will arrange and/or provide financing to K-C in connection with the proposed transaction ~~for customary compensation, which, considered in the aggregate and assuming all of the transactions contemplated by the merger agreement are actually completed, is expected by J.P. Morgan to be less than the fee for financial advisory services that J.P. Morgan expects to receive from K-C in connection with the proposed transaction~~ and anticipates that it and its affiliates will receive aggregate fees of approximately $23.4 million in connection with providing such financing. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of K-C and Kenvue. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities and other financial instruments (including derivatives, bank loans or other obligations) of K-C and Kenvue for their own accounts or for the accounts of customers and, accordingly, likely hold long or short positions in such securities or financial instruments.

The disclosure that is under the heading “The Mergers—Opinions of Kenvue’s Financial Advisors—Opinion of Centerview Partners LLC—Summary of Centerview Financial Analysis— Selected Public Comparable Companies Analysis” is hereby supplemented by adding the underlined figures and disclosure to the table under that heading on page 106 of the Joint Proxy Statement/Prospectus:

	Enterprise Value (in US$ billions)	Implied Enterprise Value / Estimated 2026 EBITDA
Church & Dwight Co., Inc.	23	15.5x
Colgate-Palmolive Company	70	13.5x
Haleon plc	52	13.6x
Reckitt Benckiser Group PLC	59	12.6x
The Clorox Company	16	12.3x
The Procter & Gamble Company	390	15.8x
Unilever PLC	205	14.0x
Selected Comparison Company Median	-	13.6x
Kenvue	36	9.9x
K-C	41	11.2x

The disclosure that is under the heading “The Mergers—Opinions of Kenvue’s Financial Advisors—Opinion of Centerview Partners LLC—Summary of Centerview Financial Analysis—Selected Public Comparable Companies Analysis” is hereby supplemented by adding the underlined disclosure and deleting the text that is struck through under that heading on page 106 of the Joint Proxy Statement/Prospectus:

Centerview applied the Kenvue EBITDA multiple reference range to Kenvue’s calendar year 2026 estimated EBITDA of $3,565 million as set forth in the Kenvue internal data to derive a range of implied enterprise values for Kenvue. Centerview subtracted from this range of implied enterprise values the face value of Kenvue’s net debt and debt-like items as of September 28, 2025 as set forth in the Kenvue internal data to derive a range of implied equity values for Kenvue. Centerview then divided these implied equity values by a range of approximately 1,930 million to approximately 1,933 million ~~the number of~~ fully diluted outstanding shares of Kenvue common stock as of October 30, 2025 (determined using the treasury stock method), as set forth in the Kenvue internal data, to derive a range of implied per share equity values for Kenvue. Based on the Estimated 2026 EBITDA of Kenvue, Centerview calculated a range of implied values per share of Kenvue common stock of $18.07 to $21.73.

Centerview applied the K-C EBITDA multiple reference range to K-C’s calendar year 2026 estimated EBITDA of $3,705 million as set forth in the Kenvue management adjusted K-C projections to derive a range of implied enterprise values for K-C. Centerview subtracted from this range of implied enterprise values the face value of K-C’s net debt, less K-C equity investments, plus K-C non-controlling interests, in each case, as of September 30, 2025 as set forth in the K-C internal data to derive a range of implied equity values for K-C. For the purposes of this analysis, the amounts of K-C’s cash and cash equivalents and K-C equity investments assumed the consummation of the transaction involving K-C’s International Family Care and Professional segment. Centerview then divided these implied equity values by the number of fully diluted outstanding shares of K-C common stock as of October 30, 2025 of approximately 334 million (determined using the treasury stock method), as set forth in the K-C internal data, to derive a range of implied per share equity values for K-C. Based on the estimated 2026 EBITDA of K-C, Centerview calculated a range of implied values per share of K-C common stock of $119.14 to $141.25.

The disclosure that is under the heading “The Mergers—Opinions of Kenvue’s Financial Advisors—Opinion of Centerview Partners LLC—Summary of Centerview Financial Analysis—Discounted Cash Flow Analysis” is hereby supplemented by adding the underlined disclosure and deleting the text that is struck through under that heading on page 107 of the Joint Proxy Statement/Prospectus:

In performing a discounted cash flow analysis of Kenvue, Centerview calculated a range of illustrative equity values for Kenvue as of September 30, 2025, by (a) applying a discount rate range of 6.75% to 8.50% (reflecting Centerview’s analysis of Kenvue’s weighted average cost of capital) and the mid-year convention for discounting cash flows to (i) unlevered free cash flows of Kenvue for the fiscal quarter ending December 2025 and for the fiscal years 2026 through 2030 utilizing the Kenvue standalone projections at the direction of Kenvue and assumptions discussed with management of Kenvue and (ii) a range of illustrative terminal values for Kenvue, calculated by Centerview applying a range of exit multiples ranging from 13x to 15x, which Centerview selected based on its professional judgment, to Kenvue’s estimated EBITDA for the terminal year, as set forth in the Kenvue standalone projections and (b) deducting from the foregoing the face value of Kenvue’s net debt and debt-like items as of September 28, 2025 of $7,902 million, as set forth in the Kenvue internal data. Centerview then divided these implied equity values by a range of approximately 1,936 million to approximately 1,947 million ~~the number of~~ fully diluted outstanding shares of Kenvue common stock as of October 30, 2025 (determined using the treasury stock method), as set forth in the Kenvue internal data, to derive a range of implied per share equity value of Kenvue common stock of $23.34 to $28.96.

In performing a discounted cash flow analysis of K-C, Centerview calculated a range of illustrative equity values for K-C as of September 30, 2025, by (a) applying a discount rate range of 6.75% to 8.50% (reflecting Centerview’s analysis of K-C’s weighted average cost of capital) and the mid-year convention for discounting cash flows to (i) unlevered free cash flows of K-C for the fiscal quarter ending December 31, 2025 and fiscal years 2026 through 2030 utilizing the Kenvue management adjusted K-C projections at the direction of Kenvue and assumptions discussed with management of Kenvue and (ii) a range of illustrative terminal values for K-C, calculated by Centerview applying a range of exit multiples ranging from 12x to 14x, which Centerview selected based on its professional judgment, to K-C’s estimated EBITDA for the terminal year and (b) deducting from the foregoing the face value of K-C’s net debt of $5,369 million, less K-C equity investments, plus K-C non-controlling interests, in each case, as of September 30, 2025 as set forth in the K-C internal data. For the purposes of this analysis, the amounts of K-C’s cash and cash equivalents and K-C equity investments assumed the consummation of the transaction involving K-C’s International Family Care and Professional segment. Centerview then divided these implied equity values by a range of approximately 334 million to approximately 335 million ~~the number of~~ fully diluted outstanding shares of K-C common stock as of October 30, 2025 (determined using the treasury stock method), as set forth in the K-C internal data, to derive a range of implied per share equity value of K-C common stock of $136.93 to $167.83.

The disclosure that is under the heading “The Mergers—Opinions of Kenvue’s Financial Advisors— Opinion of Centerview Partners LLC—Other Factors” is hereby supplemented by adding the underlined disclosure under that heading on page 107 of the Joint Proxy Statement/Prospectus:

•
Analyst Price Targets Analysis. Centerview reviewed stock price targets for shares of Kenvue common stock and K-C common stock in Wall Street research analyst reports publicly available as of October 31, 2025, which indicated low and high stock price targets for shares of Kenvue common stock ranging from $15.00 to $24.50 per share, with a median price target of $20.00 per share, and for K-C common stock ranging from $113.00 to $162.00 per share, with a median price target of $132.00 per share. Centerview then calculated (i) the ratio of such low stock price target for shares of Kenvue common stock to such high stock price target for shares of K-C common stock and (ii) the ratio of such high stock price target for shares of Kenvue common stock to such low stock price target for shares of K-C common stock to derive an implied exchange ratio range of 0.07099x to 0.18584x (adjusted for the cash consideration of $3.50 per share of Kenvue common stock to be paid to the holders of shares of Kenvue common stock (other than excluded shares) pursuant to the merger agreement). Centerview then compared this implied exchange ratio range to the exchange ratio of 0.14625x pursuant to the merger agreement.

The disclosure that is under the heading “The Mergers—Opinions of Kenvue’s Financial Advisors— Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis—Kenvue Standalone” is hereby supplemented by adding the underlined disclosure and deleting the text that is struck through under that heading on page 111 of the Joint Proxy Statement/Prospectus:

Goldman Sachs derived ranges of illustrative enterprise values for Kenvue by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Kenvue the amount of Kenvue’s total debt and debt-like items and added the amount of Kenvue’s cash and cash equivalents, resulting in net debt and debt-like items of $7,902 million as of the end of the third quarter of 2025, in each case, as provided by and approved for Goldman Sachs’ use by the management of Kenvue, to derive a range of illustrative equity values for Kenvue. Goldman Sachs then divided the range of illustrative equity values it derived by a range of approximately 1,931 million to approximately 1,949 million ~~the number of~~ fully diluted outstanding shares of Kenvue as of October 30, 2025, as provided by and approved for Goldman Sachs’ use by the management of Kenvue, using the treasury stock method, to derive a range of illustrative present values per share ranging from $20.59 to $30.08.

The disclosure that is under the heading “The Mergers—Opinions of Kenvue’s Financial Advisors— Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis—Pro Forma Combined Company” is hereby supplemented by adding the underlined disclosure and deleting the text that is struck through under that heading on page 112 of the Joint Proxy Statement/Prospectus:

Goldman Sachs derived ranges of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the pro forma combined company the estimated amount of the pro forma combined company’s total debt ~~and debt-like items~~ ($21,433 million), ~~including non-controlling interest,~~ and added the estimated amounts of the pro forma combined company’s cash and cash equivalents ($1,000 million)~~, including~~ and equity investments ~~in unconsolidated entities~~ net of noncontrolling interest ($4,439 million), resulting in net debt of $15,994 million as of the end of the third quarter of 2025, in each case, as provided by Kenvue management and K-C management and approved for Goldman Sachs’ use by Kenvue management, to derive a range of illustrative equity values for the pro forma combined company. For the purposes of this analysis, the amounts of the pro forma combined company’s cash and cash equivalents and equity investments assumed the consummation of the transaction involving K-C’s International Family Care and Professional segment. Goldman Sachs then divided the range of illustrative equity values it derived by a range of approximately 617 million to approximately 618 million ~~the number of~~ fully diluted outstanding shares of the pro forma combined company as of October 30, 2025, as provided by and approved for Goldman Sachs’ use by Kenvue management using the treasury stock method. Goldman Sachs then multiplied the range of illustrative present equity values per share of K-C common stock pro forma for the mergers it derived by the exchange ratio, and added the result to the $3.50 per share of Kenvue common stock to be paid in cash to the holders (other than K-C and its affiliates) of shares of Kenvue common stock pursuant to the merger agreement. This analysis resulted in a range of illustrative present values of the merger consideration to be received per share of Kenvue common stock of $25.82 to $36.36 which compares to the range of illustrative present values per share of $20.59 to $30.08 based on the Kenvue standalone illustrative discounted cash flow analysis.

The disclosure that is under the heading “The Mergers—Opinions of Kenvue’s Financial Advisors— Opinion of Goldman Sachs & Co. LLC—Illustrative Present Value of Future Share Price Analysis— Kenvue Standalone” is hereby supplemented by adding the underlined disclosure and deleting the text that is struck through under that heading on page 112 of the Joint Proxy Statement/Prospectus:

Goldman Sachs then subtracted the estimated amounts of Kenvue’s total debt and debt-like items for each of the fiscal years ended 2026 (the low end of the valuation range; $8,833 million), 2027, 2028 and 2029 (the high end of the valuation range; $7,531 million) and added the estimated amounts of Kenvue’s cash and cash equivalents for each of the fiscal years ended 2026 (the low end of the valuation range; $1,000 million), 2027, 2028 and ~~through~~ 2029 (the high end of the valuation range; $1,000 million), each as provided by, and approved for Goldman Sachs’ use by~~,~~ the management of Kenvue, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Kenvue for each of the fiscal years ended 2026 through 2029. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Kenvue common stock, using the treasury stock method, for each of fiscal years ended 2026 through 2029, calculated using information provided by and approved for Goldman Sachs’ use by the management of Kenvue, to derive a range of implied future values per share of Kenvue common stock (excluding dividends). Goldman Sachs then added the cumulative dividends per share of Kenvue common stock expected to be paid to holders of shares of Kenvue common stock through the end of each of fiscal years 2025 through 2029, using the Kenvue standalone projections. Goldman Sachs then discounted these implied future equity values per share, including the estimated dividends to be paid per share, of Kenvue common stock to October 31, 2025, using an illustrative discount rate of 7.5%, reflecting an estimate of Kenvue’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Kenvue common stock of $15.49 to $28.06.

The disclosure that is under the heading “The Mergers—Opinions of Kenvue’s Financial Advisors— Opinion of Goldman Sachs & Co. LLC—Illustrative Present Value of Future Share Price Analysis— Pro Forma Combined Company” is hereby supplemented by adding the underlined disclosure and deleting the text that is struck through under that heading on page 113 of the Joint Proxy Statement/Prospectus:

Goldman Sachs then subtracted the estimated amounts of the pro forma combined company’s total debt ~~and debt-like items, including noncontrolling interest~~ for each of the fiscal years ended 2026 (the low end of the valuation range; $21,011 million), 2027, 2028 and 2029 (the high end of the valuation range; $16,873 million), and added the estimated amounts of the pro forma combined company’s cash and cash equivalents~~, including investments in unconsolidated entities,~~ for each of the fiscal years ended 2026 (the low end of the valuation range; $1,000 million), 2027, 2028 and ~~through~~ 2029 (the high end of the valuation range; $1,000 million) and added the estimated amounts of the pro forma combined company’s equity investments net of noncontrolling interest for each of the fiscal years ended 2026 (the low end of the valuation range; $4,439 million), 2027, 2028 and 2029 (the high end of the valuation range; $4,439 million), in each case, as provided by the managements of Kenvue and K-C and approved for Goldman Sachs’ use by the management of Kenvue, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for the pro forma combined company for each of the fiscal years ended 2026 through 2029. For the purposes of this analysis, the amounts of the pro forma combined company’s cash and cash equivalents and equity investments assumed the consummation of the transaction involving K-C’s International Family Care and Professional segment. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of the pro forma combined company, using the treasury stock method, for each of the fiscal years ended 2026 through 2029, calculated using information provided by and approved for Goldman Sachs’ use by the management of Kenvue, to derive a range of implied future values per share of the pro forma combined company (excluding dividends). Goldman Sachs then added the cumulative dividends per share of the pro forma combined company expected to be paid to holders of shares of the pro forma combined company through the end of each of fiscal years 2025 to 2029, as provided by the managements of Kenvue and K-C and approved for Goldman Sachs’ use by the management of Kenvue. Goldman Sachs then discounted these implied future equity values per share, including the estimated dividends to be paid per share, of the pro forma combined company to October 31, 2025, using an illustrative discount rate of 7.5%, reflecting an estimate of the pro forma combined company’s cost of equity. Goldman Sachs derived such discount rate by application of CAPM, which requires certain company-specific inputs, including a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then multiplied the range of illustrative present equity values it derived for the shares of the pro forma combined company by the exchange ratio, and added the result to the $3.50 per share of Kenvue common stock to be paid in cash to the holders (other than K-C and its affiliates) of Kenvue common stock pursuant to the merger agreement.

The disclosure that is under the heading “The Mergers—Certain Unaudited Prospective Financial Information” is hereby supplemented by adding the underlined disclosure under that heading on page 116 of the Joint Proxy Statement/Prospectus:

Neither K-C nor Kenvue, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the mergers, the following unaudited prospective financial information was prepared: (i) certain unaudited prospective financial information with respect to K-C on a standalone basis for K-C’s fiscal years 2025 through 2030, prepared by K-C management, which we refer to as the “K-C standalone projections”; (ii) certain unaudited prospective financial information with respect to Kenvue on a standalone basis for Kenvue’s fiscal years 2025 through 2030, prepared by Kenvue management, which we refer to as the “Kenvue standalone projections”; (iii) certain unaudited prospective financial information with respect to Kenvue on a standalone basis for Kenvue’s fiscal years 2025 through 2030, prepared by Kenvue management and as adjusted by K-C management, which we refer to as the “K-C management adjusted Kenvue projections”; (iv) certain unaudited prospective financial information with respect to K-C on a standalone basis for K-C’s fiscal years 2025 through 2030, prepared by K-C management and as adjusted by Kenvue management, which we refer to as the “Kenvue management adjusted K-C projections”; (v) certain estimates of cost synergies and growth synergies expected to be realized following the completion of the mergers for fiscal years 2026 through 2030, prepared by K-C management and Kenvue management, which we refer to as the “synergy projections”; and (vi) certain unaudited prospective financial information with respect to the combined company for the fourth quarter of 2025 and fiscal years 2026 through 2030, prepared by Kenvue management, which we refer to as the “combined company projections.” We refer to the K-C standalone projections, the Kenvue standalone projections, the K-C management adjusted Kenvue projections, the Kenvue management adjusted K-C projections, the synergy projections and the combined company projections as the “forecasted financial information.” Each of the K-C standalone projections, Kenvue management adjusted K-C projections, synergy projections and combined company projections assumed the consummation of the transaction involving K-C’s International Family Care and Professional segment. The K-C standalone projections, the K-C management adjusted Kenvue projections and the synergy projections were provided by K-C management to the K-C board for the purposes of considering, analyzing and evaluating the mergers and to each of PJT Partners and J.P. Morgan, and the K-C board approved for each of PJT Partners and J.P. Morgan’s use, and directed each of PJT Partners and J.P. Morgan to use, the K-C standalone projections, the K-C management adjusted Kenvue projections and the synergy projections, in each case, in connection with their respective financial analyses and opinions, as described in the section entitled “The Mergers—Opinions of K-C’s Financial Advisors.” The Kenvue standalone projections, the Kenvue management adjusted K-C projections, the synergy projections and the combined company projections were provided by Kenvue management to the Kenvue board for the purposes of considering, analyzing and evaluating the mergers and to Goldman Sachs and Centerview, and the Kenvue board directed each of Goldman Sachs and Centerview to use the Kenvue standalone projections, the Kenvue management adjusted K-C projections, the cost synergy projections (as defined below) and the combined company projections, as applicable, in connection with its financial analysis and opinion, as described in the section entitled “The Mergers—Opinions of Kenvue’s Financial Advisors.”

The disclosure that is under the heading “The Mergers—Certain Unaudited Prospective Financial Information—K-C Standalone Projections” is hereby supplemented by adding the underlined figures and disclosure to the table under that heading on page 119 of the Joint Proxy Statement/Prospectus:

(in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$16,486	$16,988	$17,427	$17,931	$18,459	$19,013
Adjusted EBITDA(1)	$3,393	$3,705	$4,003	$4,325	$4,452	$4,586
(-) Taxes	(648)	(721)	(788)	(859)	(878)	(898)
(-) Capex	(1,150)	(1,236)	(1,090)	(1,100)	(1,132)	(1,166)
(-) Change in NWC	(227)	39	(94)	(67)	(53)	(28)
(-) Restructuring	(327)	(456)	(98)	0	0	0
Unlevered Free Cash Flow(2)	$1,041	$1,331	$1,933	$2,299	$2,389	$2,494

(1)
We use “Adjusted EBITDA” to refer to K-C’s earnings before interest, taxes, depreciation, and amortization, post stock-based compensation, further adjusted for restructuring expenses. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and no reconciliation is provided to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)
We use “Unlevered Free Cash Flow” to refer to Adjusted EBITDA as defined above, minus capital expenditures, minus change in net working capital, minus after-tax restructuring costs, minus taxes. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and no reconciliation is provided to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

The disclosure that is under the heading “The Mergers—Certain Unaudited Prospective Financial Information—Kenvue Standalone Projections” is hereby supplemented by adding the underlined figures and disclosure to the table under that heading on pages 119-120 of the Joint Proxy Statement/Prospectus:

(in millions)	Q42025E	2026E	2027E	2028E	2029E	2030E
Revenue	$3,800	$15,448	$15,913	$16,500	$17,154	$17,847
Adjusted EBITDA(1)	$709	$3,565	$3,852	$4,198	$4,576	$4,911
(-) Taxes on Operating Profit	(145)	(743)	(808)	(887)	(974)	(1,049)
(-) Capital Expenditures	(174)	(571)	(487)	(497)	(517)	(538)
(+/-) Decrease (Increase) in Net Working Capital	289	50	35	25	20	(68)
(-) After-Tax Restructuring Costs	(92)	(186)	(77)	(23)	(2)	0
Unlevered Free Cash Flow(2)	$587	$2,114	$2,515	$2,815	$3,103	$3,256

(1)
We use “Adjusted EBITDA” to refer to Kenvue’s U.S. GAAP Net income adjusted for interest, provision for taxes on operating profit, and depreciation and amortization, further adjusted for restructuring expenses and operating model optimization initiatives, costs incurred in connection with Kenvue’s establishment as a standalone public company, conversion of stock-based awards, stock-based awards granted to individuals employed by Kenvue as of October 2, 2023 impairment charges and the impact of the deferred transfer of certain assets and liabilities from Johnson & Johnson in certain jurisdictions. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and no reconciliation is provided to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)
We use “Unlevered Free Cash Flow” to refer to Adjusted EBITDA as defined above minus taxes on operating profit, minus capital expenditures, plus (or minus) decrease (increase) in net working capital, minus after-tax restructuring costs. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and no reconciliation is provided to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

The disclosure that is under the heading “The Mergers—Certain Unaudited Prospective Financial Information—K-C Management Adjusted Kenvue Projections” is hereby supplemented by adding the underlined figures and disclosure to the table under that heading on page 120 of the Joint Proxy Statement/Prospectus:

(in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	$15,144	$15,329	$15,678	$16,133	$16,694	$17,291
Adjusted EBITDA(1)	$3,331	$3,260	$3,414	$3,547	$3,816	$4,077
(-) Taxes	(725)	(667)	(699)	(725)	(784)	(840)
(-) Capex	(610)	(571)	(487)	(497)	(517)	(537)
(-) Change in NWC	23	49	35	23	20	(66)
(-) After-Tax Restructuring Costs	(242)	(186)	(77)	(23)	(2)	0
Unlevered Free Cash Flow(2)	$1,777	$1,885	$2,186	$2,326	$2,533	$2,633

(1)
We use “Adjusted EBITDA” to refer to Kenvue’s earnings before interest, taxes, depreciation and amortization, post stock-based compensation. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and no reconciliation is provided to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)
We use “Unlevered Free Cash Flow” to refer to Adjusted EBITDA as defined above, minus capital expenditures, minus change in net working capital, minus after-tax restructuring costs, minus taxes. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP and no reconciliation is provided to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

The disclosure that is under the heading “The Mergers—Certain Unaudited Prospective Financial Information—Kenvue Management Adjusted K-C Projections” is hereby supplemented by adding the underlined figures and disclosure to the table and deleting the text that is struck through under that heading on page 121 of the Joint Proxy Statement/Prospectus:

(in millions)	Q42025E	2026E	2027E	2028E	2029E	2030E
Revenue	$4,119	$16,988	$17,427	$17,931	$18,469	$19,023
Adjusted EBITDA(1)	$743	$3,705	$4,003	$4,325	$4,509	$4,693
(-) Taxes on Operating Profit	(153)	(721)	(788)	(859)	(897)	(936)
(-) Capital Expenditures	(482)	(1,236)	(1,090)	(1,100)	(907)	(702)
(+/-) Decrease (Increase) in Net Working Capital	143	39	(94)	(67)	(72)	(74)
(+) Non-Cash Taxes	26	310	288	245	245	245
(-) Restructuring Costs	(69)	(456)	(98)	-	-	-
Unlevered Free Cash Flow(2)	$209	$1,641	$2,221	$2,544	$2,877	$3,227

(1)
We use “Adjusted EBITDA” to refer to K-C’s earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and no reconciliation is provided to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)
We use “Unlevered Free Cash Flow” to refer to Adjusted EBITDA as defined above, minus taxes on operating profit, minus capital expenditures, plus (or minus) decrease (increase) ~~change~~ in net working capital, plus non-cash taxes, minus restructuring costs~~, minus taxes on operating profit~~. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and no reconciliation is provided to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

Important Information for Investors and Stockholders

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This Current Report may be deemed to be solicitation material in respect of the proposed transaction between K-C and Kenvue. In connection with the Mergers, on December 4, 2025, K-C filed with the SEC the Registration Statement in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction, which contains a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C. The Registration Statement was declared effective by the SEC on December 16, 2025 and K-C and Kenvue filed a prospectus and definitive proxy statement, respectively, and commenced mailing the Joint Proxy Statement/Prospectus to their respective stockholders, on December 16, 2025, seeking their approval of their respective transaction-related proposals.  INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY FILED OR THAT WILL BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This Current Report is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction.  Investors and stockholders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by K-C are available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.”  Copies of the documents filed with the SEC by Kenvue are available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction.  Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 6, 2025 and November 7, 2025.  Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025 and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 8/1/2025, 8/1/2025, 8/4/2025, 10/3/2025, 10/7/2025, 11/3/2025, 11/3/2025, 11/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/15/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/23/2025, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/6/2026, 1/6/2026 and 1/12/2026. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, are contained in the Joint Proxy Statement/Prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this Current Report, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation and the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks, effective tax rate and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the  Securities Act and Section 21E of the Exchange Act, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally.  There can be no assurance that these future events will occur as anticipated or that our results will be as estimated.  Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.  Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the Merger Agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q, the Registration Statement and future filings with the SEC.  Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this Current Report, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent.  All forward-looking statements in this Current Report are qualified in their entirety by this cautionary statement.

Important Note about Combined and Non-GAAP Financial Information

The projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as adjusted EBITDA and unlevered free cash flow. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures.  There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. K-C and Kenvue caution you not to place undue reliance on these non-GAAP financial measures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KENVUE INC.

Date: January 16, 2026	By:	/s/ Edward J. Reed
Name: Edward J. Reed
Title: Vice President, Corporate Secretary